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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 29606

SHARPE RESOURCES CORPORATION (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- 4009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: December 29, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the third quarter ending September 30, 2006. The MD&A was prepared as of November 9, 2006 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2005 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

In June, 2006 the Corporation closed an option agreement to purchase a 100% interest in the coal and coal gas rights to approximately 17,000 acres in Preston County, West Virginia. The purchase option involves several payments including $250,000 to exercise the option to purchase. A final payment of $100,000 is to be paid within 180 days of the purchase option agreement date. Sharpe has completed an evaluation of the coal resources on the property with the help of an independent coal resource consulting firm.

Results of Operations

Net income for the three months ending September 30, 2006 was $5,955 and for the nine months ending September 30, 2006 net income was $18,687 as compared to $0 for 2005. This income represents revenue from small override revenue interests. Operating and Administrative expenses for the three months ending September 30, 2006 were $16,186 compared to $44,025 for the three months ending September 30, 2005. The decrease is due to a decrease in general and administrative expenses which went from $36,823 for the three months ending September 30, 2005 to $7,851 for the same period in 2006. Operating and Administrative expenses for the nine months ending September 30, 2006 increased to $237,577 as compared to $158,680 for the nine months ending September 30, 2005. The increase is due to a management fee of $154,000 paid to a current director and officer for the Company. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

The Corporation’s cash balance as at September 30, 2006 was $341,334 compared to $339,570 at December 31, 2005. Total assets at September 30, 2006 were $592,927 compared to $439,242 at December 31, 2005. On January 24, 2006 the Company completed a private placement of 8,796,200 units of the Company at CDN $0.05 per unit for gross proceeds of CDN $439,810 (US $378,530). Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Company. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497 (US $204,408). The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006.

In June, 2006 the Corporation closed an option agreement to purchase a 100% interest in the coal and coal gas rights to approximately 17,000 acres in Preston County, West Virginia. The purchase option involves several payments including $250,000 to exercise the option to purchase. A final payment of $100,000 is to be paid within 180 days of the purchase option agreement date. Sharpe has completed an evaluation of the coal resources on the property with the help of an independent coal resource consulting firm.

Current liabilities at September 30, 2006 were $820,439 compared to $826,394 at December 31, 2005. This decrease is the result of a decrease in accounts payable from $82,896 at December 31, 2005 to $76,941 at September 30, 2006.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 43,981,003 are outstanding at September 30, 2006. At September 30, 2006 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2007 to May 2010. At September 30, 2006 there were 8,796,200 warrants outstanding with an exercise price of C$0.10 and expiration date of January 24, 2007.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2005	2004	2003
Selected Operating Data
Oil & Gas Revenue	$17,644	$108,998	$159,527
Production Costs	($5,648)	($202,395)	($235,978)
Expenses	($139,078)	($101,512)	($136,924)
Gain on disposal of asset	$416,320	$0	$189,727
Net Income (Loss) for the period	$289,238	($194,909)	($13,648)
Earnings (Loss) per share basic	$0.01	($0.01)	($0.00)
Earnings (Loss) per share diluted	$0.01	($0.01)	($0.00)

	2005	2004	2003
Selected Balance Sheet Data
Total Assets	$439,242	$159,609	$209,531
Long Term Debt	$0	($664,533)	($664,533)
Capital Stock	($10,999,986)	($10,999,986)	($10,921,861)
Deficit	($11,420,282)	($11,709,520)	($11,514,611)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos. Ending Sept. 30, 2006	3 Mos. Ending June 30, 2006	3 Mos. Ending March 31,2006	3 Mos. Ending Sept. 30, 2005	3 Mos. Ending June 30, 2005	3 Mos. Ending March 31,2005
Revenue	$5,955	$6,821	$5,911	$0	$0	$0
Expenses	$16,186	($49,340)	($172,051)	$44,025	($86,653)	($28,002)
Net Income (Loss)	($10,231)	($42,519)	($166,140)	($44,025)	($86,653)	($28,002)
Net Income (Loss) per Common share basic and diluted	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

1.

	2005	2004	2003
Due from related party*	$21,547	$21,547	$33,070
Due to related party*	$156,129	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director.

During the first quarter ending March 31, 2006, general and administrative includes a management fee of $154,000 paid to a current director and officer of the company. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Corporation’s fiscal years beginning January 1, 2007.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation’s ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen

President

Heathsville, VA

November 9, 2006